Public

SEC 15025545 SSION *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

3/18

SEC Mail Processing Section
MAR 1 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Peachtree St Suite 2200
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parr 404 230 8475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGH
(Name – *if individual, state last, first, middle name*)

3500 Piedmont Rd # 500 (Address) Atlanta (City) GA (State) 30305 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David M Parr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

FINOP
Title

Ruchita Patel
Notary Public

OFFICIAL SEAL
RUCHITA PATEL
Notary Public
DAWSON COUNTY, GEORGIA
Commission Expires Sept 23, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

Exhibit A

ASSETS		
CURRENT		
Cash & cash equivalents	$	165,138
Deposit with clearing broker		25,000
Prepaid expenses		1,156
Commissions receivable		191,971
TOTAL CURRENT ASSETS		383,265
Furniture, fixtures and equipment, less accumulated depreciation of $8,827		460
Security deposit		2,000
TOTAL ASSETS	$	385,725
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	19,726
Accrued compensation		4,977
Accrued expenses		1,867
TOTAL LIABILITIES		26,570
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common stock, $0 par value, authorized 1,000 shares: 200 shares issued and outstanding		-
Additional paid-in capital		66,350
Retained earnings		292,805
TOTAL SHAREHOLDERS' EQUITY		359,155
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	385,725

The Accompanying Notes are an Integral Part of these Financial Statements